				EXHIBIT 12.1

West Pharmaceutical Services, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio amounts)	2009	2008	2007	2006	2005
EARNINGS:
Income before income taxes	83.1	109.5	$86.4	$84.5	$61.4
Add:
Fixed charges	21.9	22.3	19.9	17.2	17.9
Less:
Capitalized interest	(2.4)	(2.6)	(1.9)	(0.7)	(0.6)
Adjusted earnings	$102.6	$129.2	$104.4	$101.0	$78.7

FIXED CHARGES:
Interest expense	17.6	18.6	$16.4	$13.4	$14.7
One-third of rent expense	4.3	3.7	3.5	3.8	3.2
Total fixed charges	$21.9	$22.3	$19.9	$17.2	$17.9

Ratio of earnings to fixed charges	4.69	5.79	5.25	5.88	4.39